Novartis AG Postfach 4002 Basel Switzerland

June 26, 2009

BY FACSIMILE AND REGULAR MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2008

Filed January 28, 2009

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to your letter to Dr. Daniel Vasella dated June 11, 2009 setting forth comments regarding our filing, and seeking certain information.  For ease of reference, we set forth your comments below, followed by our responses.

Item 5.  Operating and Financial Review and Prospects

5.C  Research & Development, Patents and Licenses, page 140

SEC Comment 1:

You disclose the expiration of patents protecting a number of the top 20 products in your Pharmaceuticals Division, expected “at risk” launches of generic products and ongoing competition from approved generic products, which will lead to significant decreases in your net sales.  Also, you disclose substantive compound development activities in your Pharmaceuticals Division that appear to indicate likely future product launches.  Please revise your disclosure to identify those compounds in development that are reasonably likely to result in future product launches and quantify the related market opportunities that you expect to exploit.  In addition for each of these compounds in development, disclose the anticipated completion dates and estimated costs to complete development and the period in which resulting net cash inflows are expected to commence.  To the extent that you are unable to provide this information, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Novartis Response:

Your comment refers to our disclosures under Item 5.C of our Form 20-F.  Item 5. C requires companies to:

Provide a description of the company’s research and development policies for the last three years, where it is significant, including the amount spent during each of the last three financial years on company-sponsored research and development activities.

In our response to Item 5.C, we did provide a description of the Company’s research and development policies (by cross reference to Item 4.B), and we did provide the amount spent on Company-sponsored research and development activities.

With respect to the additional information requested by the Staff’s letter, while not strictly required by Item 5.C, we did supply extensive disclosure regarding our research and development activities in other portions of our Form 20-F.  In particular, Item 4.B contains an extensive listing of our compounds in development.  For our Pharmaceuticals Division, we have disclosed more than 60 compounds in development in tabular form, including the date that we plan to file the compound/indication with health authorities for marketing approval.  Of these, we have selected 20 “key” compounds for which we have supplemented the tabular disclosure with a paragraph of text.  We have also listed a number of previously-disclosed compounds for which development activities have terminated.  See pages 34-41.  We have also provided text and tabular disclosure of development projects for our Vaccines and Diagnostics Division (see pages 52, 55-56), and textual disclosure for significant development projects from our Sandoz and Consumer Health Divisions (see pages 60, 67).

Beyond this, the Staff’s letter seeks a variety of information regarding compounds in development “that are reasonably likely to result in future product launches,” including (i) a quantification of “the related market opportunities”; (ii) “anticipated completion dates”; (iii) “estimated costs to complete development”; and (iv) “the period in which resulting net cash inflows are expected to commence.”  But as set forth in the Risk Factors section of our Form 20-F, the likelihood that any of our development compounds will be launched as a product in any particular market at any particular time is subject to significant risks and uncertainties — both scientific and regulatory.  The compound must first be proven to work through multiple clinical trials, which may require treatment in thousands of patients and could take years to complete.  The compound must next be accepted by the FDA and similar agencies around the world, each of which may have differing requirements.  As stated in our Risk Factors,

During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial amounts of time and money.

See Item 3.D Risk Factors—Our research and development efforts may not succeed in bringing high-potential products to market (page 9).  See also Item 4.B Business Overview—Pharmaceuticals—Research and Development and —Regulation (pages 44-47).

As a result, any prediction by the Company that a particular compound is “reasonably likely” to launch, or that the compound would be likely to launch at a particular time, or with respect to the other information sought would be unreasonably speculative, and therefore misleading to investors.

Therefore, based upon the Staff’s comments, the Company will modify its response to Item 5.C commencing with the filing of the Form 20-F for 2009 by including a clear cross-reference to the disclosures in Item 4.B of its Compounds in Development, and by including the following disclosure:

As described in the “Risk Factors” section and elsewhere in this Form 20-F, our drug development efforts are subject to the risks and uncertainties inherent in any new drug development program.  Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, among other factors, we cannot reasonably estimate the timing, completion dates, and costs, or range of costs, of our drug development program, or of the development of any particular development compound.

Item 18.  The Novartis Group Consolidated Financial Statements

Notes to the Novartis Group Consolidated Financial Statements

1. Accounting policies

Research & development, page F-17

Questions 2 to 4 of your comment letter refer to our accounting policy note on Research & Development.  Having reflected on your questions we will enhance the clarity of our disclosure commencing with the filing of the Form 20-F for 2009 by changing our disclosure as follows:

Internal Research & Development costs are fully charged to the income statement in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of these expenses until marketing approval from a regulatory authority is obtained in a major market.

Payments made to third parties such as contract research and development organizations are expensed as internal Research & Development expenses in the period in which they are incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when marketing approval has been achieved from a regulatory authority in a major market.

Payments made to third parties in order to in-license or acquire intellectual property rights, compounds and products (In-Process Research & Development assets, “IPR&D”), as well as other assets, such as core research and development technologies to be used in Research & Development activities, including initial upfront and subsequent milestone payments, are capitalized. Subsequent internal Research & Development costs in relation to IPR&D and other assets are expensed until marketing approval has been achieved from a regulatory authority in a major market.  IPR&D assets are amortized once the related project has been successfully developed and regulatory approval for a product launch obtained.

Assets used in internal Research & Development activities are amortized over the Research & Development activity period. Laboratory buildings and equipment included in property, plant & equipment are depreciated in the income statement over their estimated useful lives. Also, acquired core development technologies included in intangible assets are amortized in the income statement over their estimated useful lives.

With the new disclosure on Research & Development we have enhanced overall clarity and addressed your three specific questions as discussed in more detail below.

SEC Comment 2:

Please provide us with an analysis that demonstrates how your policy for capitalizing initial upfront payments and subsequent milestone payments, once the required criteria are met, complies with paragraph 57 of IAS 38.  Revise your disclosure to describe “required criteria” and how the criteria are applied (i.e. on a payment-by-payment basis).

Novartis Response:

IAS 38 Intangible Assets, paragraph 21 states that an intangible asset shall be recognised if (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity, and (b) if the cost of the asset can be reliably measured. In line with industry practice we believe that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internally incurred Research & Development expenses for a product prior to our obtaining regulatory approval for the product.

IAS 38 Intangible Assets, paragraph 25 states that “the probability criterion in paragraph 21(a) is always considered to be satisfied for separately acquired intangible assets.”  IAS 38 Intangible Assets, paragraph 26 states that “…the cost of a separately acquired intangible asset can usually be measured reliably.”  Hence, we capitalize payments to third parties for the acquisition of intellectual property rights, compounds and products (In-Process Research & Development assets, “IPR&D”) as well as other assets, such as core research and development technologies to be used in R&D activities.

In response to the Staff’s comment this has been more clearly reflected in the new disclosure of our accounting policy for Research & Development we intend to present commencing with the filing of the Form 20-F for 2009 as indicated above.

SEC Comment 3:

Revise your disclosure to describe the factors that you consider in determining the R&D activity has produced a “salable product.”

Novartis Response:

In the context of the Company’s principal Research & Development activities, a saleable product normally results when marketing approval is obtained from the relevant regulators in major markets.  In those circumstances the related intangible asset is amortized through cost of goods sold over the period the product is expected to generate economic benefits.

In response to the Staff’s comment this has been more clearly reflected in the new disclosure of our accounting policy for Research & Development we intend to present commencing with the filing of the Form 20-F for 2009 as indicated above.

SEC Comment 4:

Please explain to us how your recognition of non-qualifying R&D expenses on a percentage-of-completion basis complies with IAS 38. Revise your disclosure to explain how this policy is applied.

Novartis Response:

Internal research costs are expensed as incurred in accordance with IAS 38 Intangible Assets paragraph 54. For internal development costs the capitalisation criteria in IAS 38 Intangible Assets paragraph 57 are considered. The Group considers the technical feasibility is not met until marketing approval from a regulatory authority is obtained in a major market.

The treatment is identical where the Group conducts research and development activities on an outsourced basis,.

In response to the Staff’s comment this has been more clearly reflected in the new disclosure of our accounting policy for Research & Development we intend to present commencing with the filing of the Form 20-F for 2009 as indicated above.

11.  Deferred tax assets and liabilities, page F-41

SEC Comment 5:

Based on your history of profits, please revise your disclosure to clarify why you believe that it is not probable that future taxable profits will be available to utilize the losses not capitalized.  In particular, ensure that your revised disclosure addresses the guidance in paragraphs 24 and 44 of IAS 12.

Novartis Response:

The Group has disclosed on page F-43 of its 2008 Form 20-F that: “tax-loss carryforwards are capitalized if it is probable that future taxable profits will be available to utilize the losses.”  Although the Group has a history of consolidated profits there are certain legal entities which are loss bearing and where utilization of tax-loss carryforwards cannot be expected. In particular the related disclosure on page F-43 of the Group’s 2008 Form 20-F states: “In 2008 $6 million of unused tax-loss carryforwards expired (2007: $58 million; 2006: $12 million).”

The Group’s accounting policies further state that:

•                  “Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the subsidiary’s balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future.”;

•                  “Deferred tax assets on an entity’s taxable loss are recognized to the extent future taxable profits will probably be available against which they can be utilized.”

Consequently, we believe that the guidance in paragraphs 24 and 44 of IAS 12, Income Taxes, is adequately addressed in the current accounting policies. However, to improve the existing disclosures, in response to the Staff’s comment, we plan to provide the following enhancement in our filing of the Form 20-F for 2009:

Deferred tax assets related to taxable losses of relevant entities within the Group will be recognised to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ RAYMUND BREU	/s/ THOMAS WERLEN
Raymund Breu	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group

cc:                                 Don Abbott, Senior Staff Accountant, US Securities and Exchange Commission
Frank Wyman, Staff Accountant, US Securities and Exchange Commission